Exhibit 99.2

NiCE Launches Local Dedicated CXone Mpower Instance in South Africa,
Expanding AI Customer Experience Capabilities Across the Continent

New locally hosted cloud platform delivers AI-powered, compliant, and personalized customer experiences with full South African data residency

Hoboken, N.J., December 10, 2025 – NiCE (Nasdaq: NICE) today announced the official launch and general availability of NiCE CXone Mpower on a dedicated, local instance in South Africa, marking a significant expansion of its AI-powered customer experience platform within the region. The platform is now live, hosted locally with redundant data centers in Cape Town and Johannesburg, enabling financial institutions, regulated industries, and large enterprises to deliver connected, compliant, and personalized customer experiences across every channel. This infrastructure also provides a strategic foundation for NiCE’s growth across the broader African continent, supporting customer deployments already underway in multiple African countries.

Crucially, this local instance ensures that all core CXone Mpower applications and customer data remain resident within South Africa, providing the necessary controls for compliance with local data governance and regulatory requirements.

South African organizations are accelerating their shift from traditional contact center models to AI-enabled customer engagement ecosystems. They require platforms that support real-time decisioning, operational resilience, strict data governance, and measurable outcomes. The introduction of CXone Mpower supports this evolution by providing a unified cloud-native platform designed to orchestrate interactions and journeys end to end, with the assurance of local data residency.

This launch also brings NiCE’s agentic AI capabilities to the region, following the acquisition of Cognigy. The combined platforms enable both automated and agent-assisted conversations, driven by AI that can listen, understand context, and execute tasks across systems in real time. This allows organizations to combine human empathy with intelligent automation at scale.

NiCE’s launch of a CX AI Customer Engagement Platform in South Africa with CXone Mpower, offers a local, secure cloud platform for integrated contact center operations, covering agentic AI, digital and voice channels. The platform delivers a complete Workforce Augmentation suite, providing a 360° view of the customer journey, improving agent performance, satisfaction, and overall CX, all while supporting local data governance compliance for regulated sectors. With native AI capabilities across the CXone Mpower suite, including AI-driven workspaces for agents and supervisors, AI-powered insights, and end-to-end journey orchestration, organizations can optimize workflows, drive team performance, and unify experiences across the front, middle, and back offices.

In addition to local hosting, NiCE has invested in telecommunications infrastructure to ensure that voice traffic remains within the region, delivering low latency, improved call quality, and a more resilient customer engagement experience across Africa.

“South Africa is a global leader in customer experience delivery and a region with enormous growth potential,” said Darren Rushworth, President of NiCE International. “By bringing a locally hosted and dedicated CXone Mpower instance to market, we are supporting organizations in their shift toward AI-assisted, outcome-driven customer service. This launch strengthens our long-term commitment to the region and provides a platform that can scale across Africa as organizations modernize their customer engagement environments. It ensures that South African enterprises and BPOs have the technology foundation needed to compete and lead on the global stage.”

The launch of CXone Mpower in South Africa forms part of NiCE’s global strategy to drive adoption of CX AI. With local availability, organizations can automate routine interactions, support agents with intelligent guidance, orchestrate journeys across systems, and measure outcomes in real time to deliver continuous improvement.

NiCE will continue to work closely with local technology partners and systems integrators to support customer enablement with a program of executive briefings, industry roundtables, and practical enablement workshops taking place over the coming months.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.